SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CENTURY PROPERTIES GROWTH FUND XXII
                            (Name of Subject Company)

 MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; SCM Special Fund, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4,
         LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; and
                         MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                  Amount of
                      Valuation*                  Filing Fee
                      ----------                  ----------

                      $3,000,000                    $92.10

* For purposes of calculating the filing fee only. Assumes the purchase of 20,000 Units at a purchase price equal to $150 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:$92.10
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: June 6, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

The Schedule TO filed as of May 3, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; SCM Special Fund, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; and MacKenzie
Patterson Fuller, LP (collectively the "Purchasers") to purchase up to 20,000 Units of limited partnership interest (the "Units") in Century Properties Growth Fund XXII (the "Partnership"), the subject company, at a purchase price equal to $150 per Unit, less the amount of any distributions declared or made with respect to the Units between May 3, 2007 (the "Offer Date") and July 15, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 279 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,010 Units, or approximately 1.22% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 28 Units; MPF Senior Note Program I, LP - 111 Units; and SCM Special Fund, LLC - 140 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I, LP; SCM Special Fund, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; and MacKenzie Patterson Fuller, LP.


By: /s/ Chip Patterson
    -------------------------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person